Entrepreneur

Name: Andrew Bennett
UUID: 02472577
Background: In 2014 I co-founded Intox-Detox, an all-natural liver detox and hangover remedy formula based on real science and formulated with clinically proven ingredients. Best of all, it works like a charm. My vision is creating science-based functional foods that are healthy, affordable and both convenient and fun to use. We are currently developing new versions of our hangover remedy product, including an all-natural energy drink, liquid energy shooter, craft beer and sugar-free cocktail mixers.
Location: Virginia

Social Connections

Facebook: http://www.facebook.com/intoxdetoxintoxdetox
Twitter: http://www.twitter.com/Intox_Detox
LinkedIn:

Pitch Story

Title of your pitch: Hangovers Suck - Creating Better Tomorrows for All
Short introduction of your pitch: Intox-Detox is an all-natural herbal dietary supplement that both protects the liver and helps avoid the misery of the morning after drinks.
Your pitch story: Hangovers suck. The negative after effect of drinking alcohol is quite literally one of the oldest problems of the civilized world. Despite the popularity of drinking alcoholic drinks and the prevalence of the hangover, no one was addressing the problem with real science. That is, nobody did until Intox-Detox brought science to the drinking table five years ago. Since then, we have accumulated thousands of happy customers all across America. As a small boot-strapping family business, we are looking for further capital to gain more exposure via marketing and to develop new break-the-mold products. For example, instead of Red Bull, imagine mixing your vodka with a tasty uplifting beverage that is actually good for your liver and contains clean sources of caffeine with no artificial sweeteners. And as a bonus it prevents the hangover too! Five years ago, in 2014, we opened up shop and started attending beer fests across

America to give out samples of Intox-Detox. It was an instant hit. We currently have customers in almost every state. In 2019 we launched our e-commerce initiative by joining the Build-Grow-Scale Insiders community, which boasts close to two dozen companies who have been coached to earning over $10 million a year from their websites alone!   Now, we are raising capital to gain more national exposure and to develop the ground-breaking products we have planned for the future, including a liquid energy shooter, a daily liver detox blend, a product for improving fatty liver (which affects as many as 40% of adult Americans) and the natural liver-protective energy drink mentioned above. Intox-Detox is the best hangover remedy product on the market. We would be honored to have you as a partner to help create better tomorrows for all social drinkers.

Which category does your pitch belong to: Health & Beauty

Target Market

Target market: The US retail alcohol market is $2B in annual revenue, with hangover remedies projected to be $785M a year by 2020 (Yale News). Nobody wants a hangover. However, the market is intricate; no brand is a clear leader yet. Intox-Detox will be the leader because of our market-beating product and unique positioning. After five years, a very clear picture of our target market has emerged. This avatar or caricature comes from social media metrics (YouTube, Facebook, Instagram & Google Ads). Specific details include age, sex, education level and relative income. More qualitative factors are beverage preference, consumer skepticism and openness to dietary supplements. In summary, not all social drinkers are created equally.   Initial assumptions proved wrong; college students are not the best target market for many reasons. Former college students on the other hand, now in their 30's and 40's have full-time jobs, responsibilities like bills and kids and can't always hit snooze and take a day off from life. Therefore, the avatar, our ideal customer is 25 to 45 years old (51% male, 49% female), college-educated, middle to upper class, well-paid homeowners who likely have children. They are accustomed to social drinking and enjoy the good life, yet have many responsibilities to tackle, even as their hangovers naturally worsen due to aging.   Having identified our target market, we are leveraging e-commerce via social media ads to scale our established customer base from thousands to millions. In 2019, Intox-Detox joined the Build Grow Scale Ecom Mastermind, which has coached dozens of companies to $10 million annual website revenue. And we are confident that a modest capital infusion will allow us to duplicate this result with our market-leading hangover remedy product.

Production plan

Production location: United States

Production plan: Intox-Detox products are cGMP manufactured in the US to the highest quality as all-natural, FDA-compliant, non-GMO, gluten-free and vegan. We pride ourselves on being formulated with clinically proven ingredients that are clinically dosed. Keeping an edge via product development is one of our standout core competencies, thanks to our world class award-winning formulation team. Our manufacturer, Makers Nutrition, exemplifies all of our highest standards of production. An FDA-registered facility and Natural Products Association member, they specialize in FDA-approved supplements with 4-week lead times. Makers Nutrition's extensive capabilities encompass formulation, R&D, customization, flavoring and packaging, all under one roof. Best of all, Makers Nutrition has the ability to scale from thousands to millions of units without delays.

  Fulfillment.com is our warehousing and shipping partner, with four regional warehouses and competitive rates to anywhere in the US. For future international expansion, they also ship to Canada, Mexico, United Kingdom and Australia. (Australia is of particular interest because of developing distribution opportunities in Southeast Asia). In summary, Intox-Detox's partners manufacture the highest quality products and deliver to established and future market segments with ease. Makers Nutrition's manufacturing is highly scalable. And Fulfillment.com's shipping is automated and scalable at the lowest cost and highest quality currently available.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: Intox-Detox has a solid understanding of our industry, including compliance and regulatory, legal and market risks. Our award-winning R&D team and lean corporate structure minimize risk and present formidable advantages in our industry.   Compliance risk refers to the FDA, who are particularly attentive to the hangover remedy niche. Intox-Detox's formula and marketing claims were created to withstand any regulatory action by the FDA. Marketing claims compliance means that we cannot claim to "treat", "diagnose", "cure" or "prevent" a disease/disease state. Our label and marketing copy is carefully chosen to comply with the rules. Legal risk is always a factor, so we have taken every possible care to manufacture the highest quality, all-natural, FDA/FTC compliant product in our market. Intox-Detox has a Commercial General Liability policy with Evanston Insurance Company, with a general aggregate legal liability limit of $2 million. In addition, we carry Excess Liability coverage with the Kinsale Insurance company in the annual aggregate of $4 million. These policies are typical and required by most retailers.   Market Risks refer to competition. Intox-Detox is a standout because we use only clinically researched ingredients in their full clinical dosage. Companies that cut corners on quality materials will never stand the test of time. Intox-Detox's Research & Development is our best defense. We formulate new products that lead the market in quality, novelty and efficacy.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Co-Founder Andrew Bennett has invested $199,143 (owner's equity) as of 12/31/18; co-founder Moira Lormel has invested $120,105 (owner's equity) as of 12/31/18; Co-Founder Andrew Bennett has loaned $34,545 to the company as of 12/31/18; Co-Founder Moira Lormel has loaned $530,830 to the company as of 12/31/18). The terms of these loans are zero interest, with a payback date to be determined by the co-founders.

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Intox-Detox Mission: To change the world one liver at a time with the best hangover remedy product ever. Cheers to better tomorrows for all!

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 0%

Spending plan: Intox-Detox 2019 Razitall Crowdfunding Spending Plan Minimum Fundraising Budget $37,000 - Marketing through January 2020 ($7,400 Monthly budget: Email Marketing - $1,000, Instagram Influencer Marketing - $1,900, Facebook Marketing Agency - $2,500, Ad Buy Budget - $2000) $35,800 - Production Run $4,000 - Crowdfunding Commissions $3,200 - Credit Processing $80,000 TOTAL

Spending plan of extra investment: Funding in excess of our goals would be spent on scaling profitable digital marketing ads, operation/overhead expenses and new product Research & Development. Maximum Cap Additional Funding $12,000 - Operational Expenses $15,000 - R&D New Products $107,000 - TOTAL ($80,000 target + $27,000 addtl)

Return Details

Return type: ownership

Raising target: $80,000

Raising cap: $107,000

Percentage ownership you plan to offer: 5.0%

When do you plan to sell or IPO your business: 2025

Existing share: No

When can bidders expect the return: January, 2025

These events trigger the conversion: other triggering events

Additional events in detail: Reach $10 million annual revenue

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: 18th & Fairfax LLC dba Intox-Detox

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Florida

Company form date: 04-01-2014

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: intox-detox.com

Company address

Street: 10931 Winmeade Dr. #110

City: Lansdowne

State: Virginia

ZIP code: 20176

Financial status

Average sales price: $33

Average cost per unit: $10

Yearly sales at the end of last year: $19,606

1st year target sales after raised date: $480,000

Existing investment from the founders: $319,248

Existing investment from other investors: $84,854

Owners, Officers, Directors

Name: Moira Lormel

Title: CFO

Grant Date: 01-01-2014

Has ownership: Yes

Ownership: 37.5%

Description of 3 years recent work experience: DML Associates LLC - CFO - from 02/2010 to
Present 18th & Fairfax LLC - CFO from 04/2014 to Present Idirect - Executive Assistant
from 07/2006 to Present

Name: Andrew Bennett

Title: CEO

Grant Date: 01-01-2014

Has ownership: Yes

Ownership: 31.5%

Description of 3 years recent work experience: 18th & Fairfax LLC - CEO from 04/2014 to
Present Michael Todd True Organics - Digital Marketing Expert from 12/2013 to
10/2014 LIVESTRONG - Freelance Writer from 07/2008 to 12/2013

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $13,995

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $30,350

Business expenses at the end of last year: $117,745

Business expenses at the end of the year before: $113,463

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $595,846

Long-term debt at the end of the year before (due later than 12 months): $486,729

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $29,252

Assets the year before: $6,920

Cash last year: $1,974

Cash the year before: $202

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: -$98,139

Profit year before: -$129,818

Financial situation: Intox-Detox's financial status is very optimistic given recent developments, including our new e-commerce marketing initiatives, strong retail partnerships and growing, loyal customer base.   Should this crowdfunding campaign prove unsuccessful, Intox-Detox will continue operating on funds from founder loans, inventory factoring partners and existing sales revenue. This round of funding is purely for accelerating the scaling process. In 2018, Intox-Detox partnered with Australia-based Thrive Traders, who specialize in brokering distribution to South East Asia. New Zealand and Australia represent incredible opportunities, being English-speaking countries with strong social drinking traditions.   Intox-Detox joined the Build-Grow-Scale Ecom Insiders group in 2019. The Mastermind includes two dozen companies who have been coached to $10M a year revenue from their websites alone. We are confident that with these experts as mentors we can duplicate this success with our brand within two years.   Our management team is looking forward to incredible financial success in the coming years.

Has financial statements: Yes

Last Edited: 2019-09-04 17:43:35

Desired launch period: in_a_week

CCC code: $mgcvp9d

CIK code: 0001786413

Links

Intox-Detox Website: intox-detox.com

Intox-Detox Facebook: www.facebook.com/intoxdetoxintoxdetox

Intox-Detox Explainer Video: youtu.be/b0Ql7T8Ftw0

Intox-Detox Instagram: www.instagram.com/intoxdetoxbettertomorrow/